UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period ended December 27, 2003

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to ________________

Commission File Number 1-5057

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOISE CASCADE CORPORATION
1111 West Jefferson Street
P.O. Box 50
Boise, Idaho 83728

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Exhibit Index on Sequential Numbered Page 20

KPMG

KPMG LLP
Suite 600
205 North 10th Street
PO Box 7787
Boise, ID 83707-1787

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Retirement Committee of Boise Cascade Corporation and the Plan Administrator of the Boise Cascade Corporation Savings and Supplemental Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Boise Cascade Corporation Savings and Supplemental Retirement Plan (the Plan) as of December 27, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 27, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 27, 2003 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Boise, Idaho
June 11, 2004

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 27, 2003

		Nonparticipant Directed Funds		
		Employee Stock Ownership Plan Fund		
	Participant Directed Funds	Allocated	Unallocated	Total Combined Funds
Investments:				
Plan interest in Boise Cascade Corporation Master Trust	$ 655,036,057	$ 167,244,607	$ (38,927)	$ 822,241,737
Accrued administrative expenses	(333,716)	–	–	(333,716)
Net assets available for benefits	$ 654,702,341	$ 167,244,607	$ (38,927)	$ 821,908,021

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Exhibit Index on Sequential Numbered Page 20

See accompanying notes to financial statements.

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Exhibit Index on Sequential Numbered Page 20

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 27, 2002

	Participant Directed Funds	Nonparticipant Directed Funds Employee Stock Ownership Plan Fund Allocated	Nonparticipant Directed Funds Employee Stock Ownership Plan Fund Unallocated	Total Combined Funds
Investments:				
Plan interest in Boise Cascade Corporation Master Trust	$ 573,866,764	$ 154,511,226	$ (13,271,435)	$ 715,106,555
Accrued administrative expenses	(285,491)	-	-	(285,491)
Net assets available for benefits	$ 573,581,273	$ 154,511,226	$ (13,271,435)	$ 714,821,064

See accompanying notes to financial statements.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PLAN YEAR ENDED DECEMBER 27, 2003

	Participant Directed Funds	Nonparticipant Directed Funds – Employee Stock Ownership Plan Fund – Allocated	Nonparticipant Directed Funds – Employee Stock Ownership Plan Fund – Unallocated	Total Combined Funds
Additions:				
Plan interest in Master Trust investment income:				
Net appreciation in fair value of investments	$ 64,960,606	$ -	$ -	$ 64,960,606
Dividend income	447,424	11,797,220	2,066,566	14,311,210
Interest income	15,382,998	-	-	15,382,998
Contributions:				
Participant	34,959,827	-	-	34,959,827
Company, net of forfeitures	2,064	-	28,642,358	28,644,422
	115,752,919	11,797,220	30,708,924	158,259,063
Transfers from other plans	2,369,546	-	-	2,369,546
Total additions	118,122,465	11,797,220	30,708,924	160,628,609
Deductions:				
Participant withdrawals	(43,134,661)	(4,655,682)	-	(47,790,343)
Administrative expenses	(1,878,542)	-	-	(1,878,542)
Interest expense on ESOP loan	-	-	(3,872,767)	(3,872,767)
Total deductions	(45,013,203)	(4,655,682)	(3,872,767)	(53,541,652)
Net increase prior to interfund transfers	73,109,262	7,141,538	26,836,157	107,086,957
Interfund transfers	8,011,806	(8,011,806)	-	-
Allocation of 302,303 shares of Boise Cascade Corporation Series D preferred shares at fair market value	-	13,603,649	(13,603,649)	-
Net increase	81,121,068	12,733,381	13,232,508	107,086,957
Net assets available for benefits, beginning of year	573,581,273	154,511,226	(13,271,435)	714,821,064
Net assets available for benefits, end of year	$ 654,702,341	$ 167,244,607	$ (38,927)	$ 821,908,021

See accompanying notes to financial statements.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Boise Cascade Corporation Savings and Supplemental Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and to the Plan document for more complete information.

GENERAL. The Plan is a defined contribution plan containing a "cash or deferred arrangement" as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which, subject to eligibility requirements, covers all U.S. salaried and former salaried employees of Boise Cascade Corporation and its subsidiaries (Company), except for employees in our OfficeMax, Inc. subisidary, which participate in the OfficeMax, Inc. Savings Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an "individual account plan" in accordance with Section 404(c) of ERISA, and is intended to satisfy the requirements of Department of Labor Regulation § 2550.404c-1.

CONTRIBUTIONS. Effective January 31, 2002, participants may contribute to the Plan, in whole percentages, 1% to 25% of eligible compensation subject to limitations set forth in the Code. Prior to January 31, 2002, participants were allowed to contribute up to 18% of eligible compensation subject to limitations set forth in the Code. Contributions may be made on a before-tax basis, after-tax basis, or both. For participants hired on or before October 31, 2003, once the participant is eligible to receive the Company match, the Company matches participant contributions through allocations of stock in the Employee Stock Ownership Plan (ESOP) component of the Plan at the rate of 70%, up to the first 6% of the participant's eligible compensation, and at a rate of 50% for employee participants in our Boise Office Solutions business. The Company makes cash contributions to the ESOP component of the Plan which, when aggregated with dividends paid on the Company's Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP, equals the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. In 2004, when the ESOP Loan is paid in full, and there are no more shares available for the company match, the Company will determine in what form future matches will be made.

Participants hired on or after November 1, 2003, receive their Company match in cash at the same rates outlined above.

PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contributions, the ESOP allocations, and an allocation of Plan earnings and expenses based upon the relative account balances and investment funds in which the participant's account is invested. The benefit to which a participant is entitled upon retirement or termination of employment is the amount of the participant's vested account balance.

VESTING. Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon vest after a three-year period. However, regardless of a participant's years of service or contribution, a participant is 100% vested upon his or her 6 th birthday, death, or disability while employed, or termination of employment as result of the sale or permanent closure of the participant's location or division. Amounts not fully vested are forfeited and used to reduce the amount of current company contributions to the Plan. The amount of forfeitures used to reduce company contributions for the year ended December 27, 2003, was $438,498.

INVESTMENT OPTIONS. Upon enrollment in the Plan, participants may direct their contributions to any of the following investment options. The investment managers for each fund, as of the date of these financial statements, are listed below.

Fund	Investment Manager(s)
Interest Income Fund	INVESCO Institutional (N.A.), Inc.
Bond Fund	Blackrock Financial Management, Inc.
Balanced Fund	Blackrock Financial Management, Inc. Dimensional Fund Advisors, Inc. Next Century Growth Investors, L.L.C. Southeastern Asset Management, Inc. State Street Global Advisors TCW Asset Management Company
Russell 2000 Index Equity Fund	State Street Global Advisors
Russell 3000 Index Equity Fund	State Street Global Advisors
S&P 500 Index Fund	State Street Global Advisors
Diversified Equity Fund	Dimensional Fund Advisors, Inc. Next Century Growth Investors, L.L.C. Southeastern Asset Management, Inc. State Street Global Advisors TCW Asset Management Company
Aggressive Equity Fund (Eliminated effective June 25, 2004)	Alliance Capital Management, L.P.
International Equity Fund	Harris Associates, L.P. Oechsle International Advisors, L.L.C.
Boise Cascade Corporation Common Stock Fund	State Street Global Advisors
Self-Managed Account Fund	Individual participants

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. Investments are made in accordance with guidelines in the Plan document, the Master Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company, and in accordance with investment policies established by the Company and incorporated into investment management agreements with each investment manager. The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants' contributions, and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and transfer existing account balances among the Plan's investment funds on a daily basis.

PARTICIPANT LOANS. A participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her vested account balance in the before-tax, rollover, and Company contribution accounts, or (3) the total market value of the before-tax, after-tax, and rollover contribution accounts not invested in the Self-Managed Fund account, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging from one to ten years. The plan administrator determines the interest rate, which is based on prevailing market conditions and is fixed over the life of the note. Interest rates on loans outstanding at December 27, 2003 and 2002 ranged from 4.0% to 9.5%.

PARTICIPANT WITHDRAWALS. On termination of employment, where an account balance is greater than $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or partial withdrawals or payments over varying periods. On termination of employment, where an account balance is $5,000 or less, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2. SUMMARY OF ACCOUNTING POLICIES

The Plan follows the significant accounting policies listed below:

BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual method of accounting.

USE OF ESTIMATES. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein; and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

PAYMENT OF BENEFITS. Benefit payments to participants are recorded upon distribution.

EXPENSES. The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

TRANSFERS FROM OTHER PLANS. During the Plan year ended December 27, 2003, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers, or from one of the other savings/401(k) plans offered by the Company, into the Plan.

FINANCIAL INSTRUMENTS. The Plan offers a number of investment options including the Boise Cascade Corporation Common Stock Fund and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. The Plan occasionally uses financial instruments, such as interest rate and stock index futures and forward exchange contracts, to hedge interest rate, stock price, and foreign exchange exposure (see Note 4). Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eleven participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Boise Cascade Corporation Common Stock Fund, which invests in securities of a single issuer.

3. PLAN TERMINATION

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

4. BOISE CASCADE CORPORATION MASTER TRUST

The Plan, together with the Boise Cascade Corporation Qualified Employee Savings Trust and Retirement Savings Plan, and the Company's defined benefit plans, participates in the Boise Cascade Corporation Master Trust (Master Trust), in proportion to its investment. The Plan's interest in the Master Trust is held by State Street Bank and Trust Company, the trustee. The fiscal year for the Master Trust ends on December 31, whereas the fiscal year for the Plan and the Company's other defined contribution plans referred to above, ends on December 27. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 35% and 38%. The investments presented in the following tables are stated at fair market value, except for the fully benefit responsive investment contracts recorded under "Fixed income securities," which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The assets and liabilities of the Master Trust as of December 31, 2003, are as follows:

	Participant Directed	Nonparticipant Directed — Employee Stock Ownership Plan Fund — Allocated	Nonparticipant Directed — Employee Stock Ownership Plan Fund — Unallocated	Boise Cascade Corporation Defined Benefit Plans	Total Combined Funds
Investments:					
Equities:					
Common	$ 362,770,353	$ –	$ –	$ 785,258,038	$ 1,148,028,391
Preferred	–	167,204,118	18,098,101	–	185,302,219
Fixed income securities:					
Traditional GICs	31,987,221	–	–	–	31,987,221
Synthetic GICs	39,496,211	–	–	–	39,496,211
Pooled separate accounts	5,055,705	–	–	–	5,055,705
Other fixed income securities	382,644,687	–	–	329,828,164	712,472,851
U.S. Government obligations	9,508,901	–	–	51,386,425	60,895,326
Limited partnerships	–	–	–	75,466	75,466
Cash and cash items	42,749,189	–	949,472	82,682,521	126,381,182
Participant loans receivable	38,767,853	–	–	–	38,767,853
Accounts receivable, accrued interest and dividends receivable	4,354,015	–	–	39,251,091	43,605,106
Employee stock ownership plan fund loan	–	–	(19,086,500)	–	(19,086,500)
Accrued administrative expenses	(430,103)	–	–	(1,156,546)	(1,586,649)
Accounts payable	(20,986,600)	–	–	(18,591,635)	(39,578,235)
Net assets available for benefits	$ 895,917,432	$ 167,204,118	$ (38,927)	$ 1,268,733,524	$ 2,331,816,147
Plan's proportionate share in Master Trust net assets available for benefits	74%	100%	100%	0%	35%

The assets and liabilities of the Master Trust as of December 31, 2002, are as follows:

	Participant Directed	Nonparticipant Directed: Employee Stock Ownership Plan Fund: Allocated	Nonparticipant Directed: Employee Stock Ownership Plan Fund: Unallocated	Boise Cascade Corporation Defined Benefit Plans	Total Combined Funds
Investments:					
Equities:					
Common	$ 261,233,665	$ –	$ –	$ 594,877,954	$ 856,111,619
Preferred	–	154,451,127	38,176,565	–	192,627,692
Fixed income securities:					
Traditional GICs	38,376,488	–	–	–	38,376,488
Synthetic GICs	93,089,256	–	–	–	93,089,256
Pooled separate accounts	44,082,290	–	–	–	44,082,290
Other fixed income securities	267,528,494	–	–	353,546,063	621,074,557
U.S. Government obligations	2,607,160	–	–	15,503,799	18,110,959
Limited partnerships	–	–	–	89,409	89,409
Cash and cash items	30,018,818	–	–	64,754,931	94,773,749
Participant loans receivable	35,832,720	–	–	–	35,832,720
Accounts receivable, accrued interest and dividends receivable	2,832,498		–	15,022,064	17,854,562
Employee stock ownership plan fund loan	–	–	(51,448,000)	–	(51,448,000)
Accrued administrative expenses	(362,227)	–	–	(875,889)	(1,238,116)
Accounts payable	(8,811,463)	–	–	(46,584,893)	(55,396,356)
Net assets available for benefits	$ 766,427,699	$ 154,451,127	$ (13,271,435)	$ 996,333,438	$ 1,903,940,829
Plan's proportionate share in Master Trust net assets available for benefits	75%	100%	100%	0%	38%

SSRP 2003

Changes in the assets and liabilities of the Master Trust for the year ended December 31, 2003, are as follows:

	Participant Directed	Nonparticipant Directed: Employee Stock Ownership Plan Fund: Allocated	Nonparticipant Directed: Employee Stock Ownership Plan Fund: Unallocated	Boise Cascade Corporation Defined Benefit Plans	Total Combined Funds
Net appreciation (depreciation) in fair value of investments:					
U.S. Treasury and stock index futures	$ –	$ –	$ –	$ (7,001,173)	$ (7,001,173)
Equities:					
Common	78,988,640	–	–	238,762,346	317,750,986
Fixed income securities	(3,531,002)	–	–	10,436,333	6,905,331
U.S. Government obligations	3,027,527	–	–	9,681,973	12,709,500
Limited partnerships	–	–	–	422,402	422,402
	78,485,165	–	–	252,301,881	330,787,046
Dividend income	2,439,210	11,867,735	2,066,566	8,372,857	24,746,368
Interest income:					
Traditional GICs	1,567,763	–	–	–	1,567,763
Synthetic GICs	3,103,402	–	–	–	3,103,402
Pooled separate accounts	801,458	–	–	–	801,458
Other interest	29,198,321	–	–	20,451,074	49,649,395
Interest expense	–	–	(3,872,767)	–	(3,872,767)
Net amounts contributed (withdrawn) by participating plans	13,894,414	885,256	15,038,709	(8,725,726)	21,092,653
Net increase	129,489,733	12,752,991	13,232,508	272,400,086	427,875,318
Balance at beginning of year	766,427,699	154,451,127	(13,271,435)	996,333,438	1,903,940,829
Balance at end of year	$ 895,917,432	$ 167,204,118	$ (38,927)	$ 1,268,733,524	$ 2,331,816,147

The fair market value of the Plans' interest in the Master Trust is based on the beginning of year value of the Plans' interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Generally, quoted market prices are used to value investments in the Master Trust. Equities, some fixed income securities, publicly traded investment funds, and U.S. Government obligations are valued by reference to published market prices. Investments in certain restricted stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for restricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices. The Company common stock held by the Plans is valued at its quoted market price. Participant loans are valued at cost, which approximates fair market value. The Series D Preferred Stock held by the ESOP component of the Master Trust is valued annually by an independent third party.

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs), pooled separate accounts, and other fixed income securities (together, the Contracts) held in the Master Trust are reported at contract value as reported by the investment manager. The GICs are issued by a variety of insurance companies. The estimated fair value of the Contracts, based on current interest rates for similar investments with like maturities at December 31, 2003 and 2002, was approximately $15,881,375 and $24,437,987 more than the amounts reported. The synthetic GICs are investments that simulate the performance of a traditional GIC through the use of benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The fair value of the synthetic GICs held in the Master Trust is comprised of wrappers totaling $(457,336) and $7,174,780 as of December 31, 2003 and 2002, respectively.

The Contracts held in the Master Trust have fixed, floating, or variable rates. Floating interest rates are based on various market indices plus or minus fixed spreads and are reset on a quarterly basis. Variable interest rates are reset on a monthly, quarterly, semiannual, or annual basis based on the performance of underlying securities, additional contract deposits or withdrawals, and the current level of market interest rates. Floating and variable interest rates are guaranteed not to fall below 0% and are backed by the issuer's general account. At December 31, 2003 and 2002, the stated interest rate for the Contracts ranged from .93% to 9.01%. The effective yields during these periods were 4.66% to 5.53%. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans participating in the Master Trust based upon balances invested by each plan. Net appreciation (depreciation) in fair value of investments represents (i) the difference between fair value at the beginning and end of the year and (ii) the difference between the proceeds received from the sale of investments and the fair value at the beginning of the year of such investments.

The Company manages a portion of the defined benefit plan assets in the Master Trust, which includes all of the limited partnership investments, and the remainder is managed by investment advisors. Investment parameters have been established by the Company, which must be followed by the investment advisors. The investment advisors are monitored and evaluated regularly by the Company.

Certain Master Trust investments are shares of mutual funds managed by State Street Global Advisors, a division of State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Master Trust and, therefore, these transactions qualify as party in interest. Fees paid by the Master Trust for investment management services amounted to $354,699 for the year ended December 31, 2003.

The following presents investments that represent 5 percent or more of the Master Trust's net assets:

	December 31, 2003	December 31, 2002
Boise Cascade Corporation convertible preferred stock, 4,117,827 and 4,280,615 shares, respectively*	$ 185,302,219	$ 192,627,692
SSGA S&P 500 Mutual Fund, 1,160,607 and 1,086,075 shares, respectively	231,457,610	168,275,302

*Not participant directed.

In 2003, investments in the Master Trust included interest rate future contracts related to certain U.S. Government obligations and stock index futures with underlying collateral of short-term U.S. Government T-bills:

		December 31, 2003		
		Notional Amount	Contract Value	Fair Value
U.S. Treasury futures	Bought	112,500,000	$ 123,927,807	$ 123,930,359
Stock Index futures	Sold	132,250,000	115,164,060	115,166,150

The fair value of the U.S. Treasury futures was determined by reference to published interest rate futures. The fair value of the stock index futures was determined by reference to published index futures. Both types of futures are included in "Cash and cash items" in the assets and liabilities of the Master Trust. The changes in the fair value of the contracts are included in "U.S. Treasury and stock index futures" in the changes in the assets and liabilities of the Master Trust.

In 2002, investments in the Master Trust included interest rate future contracts related to certain U.S. Government obligations with underlying collateral of long-term U.S. Government bonds:

		December 31, 2002		
		Notional Amount	Contract Value	Fair Value
U.S. Treasury futures	Sold	38,400,000	$ (42,694,239)	$ (42,893,520)
	Bought	13,000,000	13,868,729	13,868,242

The fair value of the U.S. Treasury futures was determined by reference to published interest rate futures and are included in "U.S. Government obligations" in the assets and liabilities of the Master Trust.

The Company participates in a security lending agreement with the trustee that requires borrowers pursuant to a securities loan agreement to deliver collateral to secure each securities loan. Such collateral must be delivered prior to or simultaneous with the trustee's delivery of the loaned securities to the borrower. Borrowers are further required to deliver collateral for each loan equal to: (1) in the case of loaned securities denominated in United States dollars or whose primary trading market is located in the United States or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (2) in the case of loaned securities not denominated in United States dollars or whose primary trading market is not located in the United States, 105% of the market value of the loaned securities.

5. EMPLOYEE STOCK OWNERSHIP PLAN FUND

On July 10, 1989, the Plan trustee acquired 6,745,347 shares of Boise Cascade Corporation Series D Convertible Preferred Stock (Preferred Stock) for $303,541,000 using proceeds from loans made or guaranteed by the Company. Shares of Preferred Stock are allocated to participants' accounts in accordance with the terms of the ESOP. Matching allocations are made to eligible participants' ESOP accounts equal in value at the time made, for Boise Cascade Corporation employees, at a rate of 70% of the participants' contributions to the Plan, up to the first 6% of the participant's eligible compensation, and at a rate of 50% for employee participants of the Boise Office Solutions business, up to the first 6% of the participant's eligible compensation. An annual allocation may also be made to participants who are employees of Boise Cascade Corporation, on October 31 of that Plan year, based on each participant's years of credited service with the Company. Dividend replacement allocations are made that are equal in value at the time made to the last dividend paid on shares credited to participants' individual ESOP accounts on the record date for the dividend payment.

The Preferred Stock had an issue price of $45 per share, can be converted by the Plan's trustee at any time into Common Stock at a conversion ratio of .80357 share of Common Stock for each share of Preferred Stock, and pays an annual dividend, in semiannual installments, of $3.31875 per share. Subject to certain restrictions prior to June 28, 1993, and at any time thereafter, the Company can redeem the Preferred Stock. The Preferred Stock may not be redeemed for less than the $45 per share liquidation preference. At December 27, 2003 and 2002, the Preferred Stock was valued by independent appraisers at $45 per share.

The Preferred Stock is held by the trustee in a separate "ESOP Suspense Account" and is pledged as collateral for any remaining unpaid portion of the loan drawn by the trustee to fund the ESOP (ESOP Loan). At December 27, 2003, 535,390 shares of Preferred Stock were held in the ESOP Suspense Account including 133,210 shares committed to be allocated to participants in accordance with the terms of the ESOP. At December 27, 2002, the ESOP Suspense Account held 981,554 shares of Preferred Stock including 133,186 shares committed to be allocated to participants.

Shares are released from the ESOP Suspense Account as principal and interest payments are made on the ESOP Loan. The number of shares released from the ESOP Suspense Account in any given year is at least equal to the number of shares then held in the account multiplied by the ratio of the current principal and interest payment due on the ESOP Loan for that year divided by the sum of the remaining total principal and interest payments due, including principal and interest due in the current year. Loan payments made on December 28, 2003 and 2002, resulted in the release of pledged shares that were committed to be allocated to participants at the end of the respective immediately preceding Plan years.

Shares are allocated to participants' accounts through an "Issued and Allocated Account." The allocation is based on contributions made by participants and may include additional allocations based on the period of time the participant has been employed by the Company and dividend replacements applicable to shares held in the participant's individual ESOP account. At December 27, 2003 and 2002, the remaining principal payments on the ESOP loan exceeded the value of the unallocated Preferred Stock held in the trust by $38,927 and $13,271,435, respectively.

As of December 27, 2003, the outstanding balance on the loan to fund the purchase of the preferred shares in the ESOP was $40,503,500. The Company has guaranteed this loan as well as certain tax indemnities on the ESOP Loan. The interest rate was 8.4235% for most of 2003 and for 2002. On October 6, 2003, the interest rate increased to 9.4871%. The lenders may require prepayment of any outstanding balance subject to the occurrence of events that are described in the loan agreement. The ESOP Loan will be paid by the trustee in installments from a combination of cash contributions by the Company and dividends from the Preferred Stock. The remaining principal payment on the loan, after December 28, 2003, is $19,086,500 due in 2004, at which time the ESOP Loan will be paid in full.

6. INCOME TAX STATUS

The Plan obtained its latest determination letter on August 18, 2003, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Master Trust was tax exempt as of the financial statement date.

7. RECONCILIATION TO FORM 5500

As of December 27, 2003 and 2002, the Plan had approximately $3,393 and $6,424 of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500 in accordance with the instructions to that Form; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with U.S. generally accepted accounting principles.

The following tables reconcile net assets available for benefits for the years ended December 27, 2003 and 2002, and participant withdrawals for the year ended December 27, 2003 per the financial statements to the Form 5500:

	2003	
	Participant Withdrawals	Net Assets Available for Benefits
Per financial statements	$ 47,790,343	$ 821,908,021
Accrued benefits payable to participants	3,393	(3,393)
Reversal of prior year benefits payable accrual	(6,424)	-
Interplan transfers out classified separately in Form 5500	(247,832)	-
Per Form 5500	$ 47,539,480	$ 821,904,628

	2002
	Net Assets Available for Benefits
Per financial statements	$ 714,821,064
Accrued benefits payable to participants	(6,424)
Per Form 5500	$ 714,814,640

TOTAL OF SEQUENTIALLY NUMBERED PAGES 19
Exhibit Index on Sequential Numbered Page 20

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

Date: June 18, 2004

By: /s/ J. W. Holleran
J. W. Holleran
Senior Vice President

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

INDEX TO EXHIBITS
Filed with the Report
on Form 11-K for the Year Ended
December 27, 2003

Reference	Description	Page Number (1)
Exhibit A	Consent of Independent Registered Public Accounting Firm Dated June 18, 2004	F-20

(1) This material appears only in the manually signed original of the report on Form 11-K.

TOTAL OF SEQUENTIALLY NUMBERED PAGES 21
Exhibit Index on Sequential Numbered Page 20

KPMG

KPMG LLP
Suite 600
205 North 10th Street
PO Box 7787
Boise, ID 83707-1787

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and the Retirement Committee of Boise Cascade Corporation and the Plan Administrator of the Boise Cascade Corporation Savings and Supplemental Retirement Plan:

We consent to the incorporation by reference in the registration statement (No. 33-28595) on Form S-8 of Boise Cascade Corporation of our report dated June 11, 2004, with respect to the statements of net assets available for benefits of Boise Cascade Corporation Savings and Supplemental Retirement Plan as of December 27, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 27, 2003, which report appears in the December 27, 2003, Annual Report on Form 11-K of Boise Cascade Corporation Savings and Supplemental Retirement Plan.

KPMG LLP

Boise, Idaho
June 18, 2004